Exhibit (a)(2)(A)

hi/fn, inc.

March 5, 2009

Dear Hifn Stockholder:

We are pleased to inform you that on February 23, 2009, hi/fn, inc. (“Hifn”) entered into an Agreement and Plan of Merger (“Merger Agreement”) with Exar Corporation, a Delaware corporation (“Exar”), and Hybrid Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Exar (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser is commencing a tender offer for all of the outstanding shares of Hifn common stock, $0.001 par value per share (“Common Stock”) at a purchase price of, at the election of each holder of Common Stock, either (i) $4.00 per share, net to the seller in cash without interest thereon and less any applicable withholding taxes or (ii) 0.3529 shares of Exar common stock and $1.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange and related materials enclosed with this letter.

Unless extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Thursday, April 2, 2009. If all conditions to the Offer have been satisfied or waived by that time, Purchaser will accept for exchange, and will exchange, all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. As soon as practicable following the successful completion of the Offer, Purchaser will merge with and into Hifn (the “Merger”) and all shares of Common Stock not purchased in the Offer (other than Common Stock held by Purchaser, Exar, any Exar subsidiary, or Hifn, which will be cancelled without consideration, and by stockholders, if any, who properly exercise their appraisal rights) will be converted into the right to receive 0.3529 shares of Exar common stock and $1.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes.

Hifn’s board of directors has determined that the Merger Agreement is advisable and fair to, and in the best interests of, Hifn and its stockholders, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Hifn and its stockholders, and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, Hifn’s board of directors unanimously recommends that you accept the Offer and tender your shares of Common Stock to Purchaser and, if required, adopt the Merger Agreement.

In arriving at its recommendations, Hifn’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the fairness opinion of RBC Capital Markets Corporation, the financial advisor to Hifn, that, as of February 21, 2009, subject to the assumptions and limitations set forth in its opinion, the purchase price to be received by holders of Common Stock in the Offer of either (i) $4.00 per share, net to the seller in cash without interest thereon and less any applicable withholding taxes or (ii) 0.3529 shares of Exar common stock and $1.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, and in the Merger of 0.3529 shares of Exar Common Stock and $1.60 per share, not to the seller in cash, without interest thereon and less any applicable withholding taxes, is fair from a financial point of view to the holders of Common Stock.

Also accompanying this letter is a copy of Purchaser’s Prospectus/Offer to Exchange and related materials, including a Letter of Election and Transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Albert E. Sisto Chairman and Chief Executive Officer